                                                                   424(b)(3)
                                                               No. 333-94357


                               INSIGNIA SOLUTIONS PLC

                        2,765,138 AMERICAN DEPOSITARY SHARES

                        EACH REPRESENTING ONE ORDINARY SHARE

                                -------------------

     All of the 2,765,138 American Depositary Shares of Insignia Solutions plc are being sold by shareholders of Insignia. Insignia will not receive any proceeds from the sale of shares offered by the selling shareholders. See "Selling Shareholders" and "Plan of Distribution."

     The shares are listed on the Nasdaq National Market under the symbol "INSGY." The shares offered will be sold as described under "Plan of Distribution."

     On March 28, 2000, the closing price per share of the ADSs on the Nasdaq National Market was $16.25.


                                -------------------

 THE SHARES OFFERED INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" BEGINNING
                                     ON PAGE 2.

                                -------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 28, 2000.

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                                INSIGNIA SOLUTIONS PLC

     Insignia, which commenced operations in 1986, develops, markets and supports virtual machine technology that enables software applications and operating systems to be run on various computer platforms. In late 1997, we began a strategic review of our business and explored new markets that would leverage our 10 years of emulation software development experience. In January 1998, we announced our intention to launch a new product line. This product line, called Jeode -TM-, is based on Insignia's Embedded Virtual Machine, or EVM-TM-, technology. Jeode is our implementation of Sun Microsystems, Inc.'s Java-Registered Trademark- technology developed specifically for embedded systems. The Jeode platform is enabled by our EVM and is designed to enable software developers to create reliable, efficient and predictable embedded products.

     Jeode became available in March 1999 and generated 23% of our total revenues for 1999 and 65% of our total revenues for the fourth quarter of 1999. Jeode is our principal product line for the foreseeable future. The Jeode product line revenue model is based on original equipment manufacturer's customer transactions. We expect to derive revenue from the Jeode product line from four main sources: the sale of a development license, the sale of annual maintenance and support, a commercial use royalty based on shipments of products that include Jeode technology, and customer-funded engineering activities.

     Our principal executive offices in the United States are located at 41300 Christy Street, Fremont, California 94538. Our telephone number at that location is (510) 360-3700. Our principal executive offices in the United Kingdom are located at The Mercury Centre, Wycombe Lane, Wooburn Green, High Wycombe, Bucks HP10 0HH. Our telephone number at that location is (44) 1628-539500.

                                    RISK FACTORS

     THIS OFFERING IS RISKY. ANYONE WHO PURCHASES SHARES UNDER THIS PROSPECTUS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT.

WE MUST SELL PRODUCTS IN OUR JEODE PRODUCT LINE TO PRODUCE REVENUES

     Our future performance depends upon sales of products within our Jeode product line, which is a new product line. During the third quarter of 1999, sales of products in the Jeode product line were $0.83 million, which was 65% of our total revenue. We incurred an operating loss of $3.1 million in the fourth quarter of 1999. Jeode may not achieve or sustain market acceptance or provide the desired revenue levels. At current overhead levels, we require revenues of more than $4.5 million per quarter to achieve an operating profit. The Jeode product line is our sole product line and we rely and will continue to rely upon sales of Jeode products for our revenue for the foreseeable future.

THE LONG AND COMPLEX PROCESS OF LICENSING OUR JEODE PRODUCT MAKES OUR REVENUE UNPREDICTABLE

     Licensing our Jeode product is a long and complex process. Before committing to license our product, potential customers must generally consider a wide range of issues including product benefits, infrastructure requirements, ability to work with existing systems, functionality and reliability. The process of entering into a development license with a company typically involves lengthy negotiations. As a result of our sales cycle, it is difficult for us to predict when, or if, a particular prospect might sign a license agreement. Development license fees may be delayed or reduced as a result of this process.

OUR LICENSEES MUST INTEGRATE OUR JEODE TECHNOLOGY INTO THEIR PRODUCTS, WHICH DELAYS OUR RECEIPT OF REVENUES FROM COMMERCIAL LICENSES

     Our success depends upon the use of our technology by our licensees in their embedded systems. Our licensees undertake a lengthy process of developing systems that use our technology. Until a licensee sells systems incorporating our technology, we do not receive commercial use royalties from that licensee. We expect that the time between entering into a development license and the time we begin to recognize commercial royalties will be lengthy and will vary, which makes it difficult for us to predict when we will recognize royalties from commercial use licenses.

IF WE LOSE THIRD-PARTY LICENSE RIGHTS, WE MAY NOT BE ABLE TO SELL OUR JEODE PRODUCTS


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     In the first quarter of 1999, we signed a five-year agreement with Sun
Microsystems, Inc., under which Sun established Insignia as a Sun authorized virtual machine provider. The agreement also grants us immediate access to the Java compatibility test suite and the Java technology source code. The agreement includes technology sharing and compatibility verification. Under the agreement, we will pay Sun a per unit royalty on each Jeode-enabled embedded product shipped by our customers, plus a royalty on all development licenses between us and our customers. If the agreement with Sun terminates or expires without renewal, we would not be able to market our Jeode product line. Any disruption in our relationship with Sun would likely impair our sales of Jeode.

     We also license software development tool products from other companies to distribute with some of our products. These third parties may not be able to provide competitive products with adequate features and high quality on a timely basis or to provide sales and marketing cooperation. In addition, our products compete with products produced by some of our licensors. When these licenses terminate or expire, continued license rights might not be available to us on reasonable terms. In addition, we might not be able to obtain similar products to substitute into our tool suites.

IF ADDITIONAL FUNDS ARE NOT AVAILABLE AS NEEDED, WE MAY NOT BE ABLE TO TAKE ADVANTAGE OF MARKET OPPORTUNITIES OR OTHERWISE GROW OUR BUSINESS.

     We may need to raise additional funds in the future, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of our ordinary shares. If we cannot raise funds on acceptable terms, we may not have sufficient net assets to maintain the listing of our shares on the Nasdaq National Market. Further, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

WE HAVE A HISTORY OF LOSSES AND WE MUST GENERATE SIGNIFICANTLY GREATER REVENUE IF WE ARE TO ACHIEVE PROFITABILITY

     We have experienced operating losses in each quarter since the second quarter of 1996. To achieve profitability, we will have to increase our revenue significantly. Our ability to increase revenues depends upon the success of our Jeode product line. Jeode is a relatively new product and it may not achieve market acceptance. If we are unable to generate revenues from Jeode in the form of development license fees, maintenance and support fees, commercial use royalties and customer-funded engineering services, our current revenues will be insufficient to sustain our business.

WE EXPECT OUR SALES AND MARKETING EXPENSES TO CONTINUE AT HIGH LEVELS

     We expect to continue to incur disproportionately high sales and marketing expenses for the foreseeable future. To market Jeode effectively, we must further develop direct sales channels in the embedded systems market. We must continue to incur the expenses for a sales and marketing infrastructure before we recognize significant revenue from sales of the product. Because customers in the embedded systems market tend to remain with the same vendor over time, we believe that we must devote significant resources to each potential sale. To the extent potential customers do not design our products into their systems, the resources we have devoted to the sales prospect would be lost. If we fail to achieve and sustain significant increases in our quarterly sales, we may not be able to continue to increase our investment in these areas. In addition, with increased expenses, we must significantly increase our revenues if we are to become profitable.

IF OUR NEW PRODUCTS OR PRODUCT ENHANCEMENTS FAIL TO ACHIEVE CUSTOMER ACCEPTANCE, OR IF WE FAIL TO MANAGE PRODUCT TRANSITIONS, OUR BUSINESS REPUTATION AND FINANCIAL PERFORMANCE WOULD SUFFER

     The market for embedded applications is fragmented and is characterized by technological change, evolving industry standards and rapid changes in customer requirements. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand. The success of our new product introductions will depend on our ability to:

          - accurately anticipate industry trends and changes in technology standards;

          -    timely complete and introduce new product designs and features;

          -    continue to enhance our existing product lines;

          - offer our products across a spectrum of microprocessor families used in the embedded systems market; and

          -    respond promptly to customers' requirements and preferences.

     In addition, the introduction of new or enhanced products also requires that we manage the transition from older products to minimize disruption in customer ordering patterns.

     Development delays are commonplace in the software industry. We have experienced delays in the development of new products and the enhancement of existing products in the past and are likely to experience delays in the future. We may not be successful in developing and marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

COMPETITION CAN LEAD TO PRICING PRESSURES AND REDUCED MARKET SHARE

     The market for commercially available embedded operating systems is fragmented and highly competitive. The Jeode product line is targeted to the emerging Java-based embedded products marketplace, which is rapidly changing and is characterized by an increasing number of new entrants whose products compete with Jeode. As the industry continues to develop, we expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Many of our current competitors, as well as potential competitors, have substantially greater financial, technical, marketing and sales resources than we do, and we might not be able to compete successfully against these companies. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers. Our pricing model for our embedded software products is based on a range of mid-priced development license packages, combined with low-priced per-unit production, or commercial use, licenses. Commercial use licenses, which provide for per-unit royalty payments for each embedded system that incorporates our technology, may be subject to significant pricing pressures, including buy-out arrangements. Also, the market may demand alternative pricing models in the future. A variety of other potential actions by our competitors, including increased promotion and accelerated introduction of new or enhanced products, could also harm our competitive position.

FLUCTUATIONS IN OUR QUARTERLY RESULTS COULD CAUSE THE MARKET PRICE OF OUR ADSs TO DECLINE

     Our quarterly operating results can vary significantly depending on a number of factors. These factors include:

          -    the volume and timing of orders received during the quarter;

          - the mix of and changes in customers to whom our products are sold;

          - the mix of product and service revenue received during the quarter;

          - the mix of development license fees and commercial use royalties received;

          - the timing and acceptance of new products and product enhancements by us or by our competitors;

          -    changes in pricing;

          -    buyouts of commercial use licenses;

          -    product life cycles;

          -    the level of our sales of third party products;

          -    variances in costs associated with fixed price contracts;

          -    purchasing patterns of customers;

          -    competitive conditions in the industry;

          -    foreign currency exchange rate fluctuations;

          - business cycles and economic conditions that affect the markets for our products; and

          - extraordinary events, such as litigation, including related charges.

     All of these factors are difficult to forecast. Our future operating results may fluctuate as a result of these and other factors, including our ability to continue to develop innovative and competitive products. An increasing amount of our sales orders involve products and services that yield revenue over multiple quarters or upon completion of performance. If license agreements entered into during a quarter do not meet our revenue recognition criteria, even if we meet or exceed our forecast of aggregate licensing and other contracting activity, it is possible that our revenues would not meet expectations.

     Due to all of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be viewed as an indication of our future performance. In the past, we have experienced actual performance that did not meet financial market expectations. It is likely that, in some future quarters, our operating results will again be below the expectations of stock market analysts and investors.

INTERNATIONAL SALES OF OUR PRODUCTS, WHICH WE EXPECT TO ACCOUNT FOR A SIGNIFICANT PORTION OF OUR TOTAL REVENUE IN THE FUTURE, EXPOSE US TO THE BUSINESS AND ECONOMIC RISKS OF INTERNATIONAL OPERATIONS

     Sales from outside of the United States accounted for approximately 24% of our total revenue in 1998 and 15% of our total revenue in 1999 and are expected to increase over time. We plan to market Jeode to embedded systems manufacturers in Japan. Economic conditions in Japan generally, as well as fluctuations in the value of the Japanese yen against the U.S. dollar and British pound sterling, could impair our revenues and results of operations. International operations are subject to a number of other special risks.
These risks include:

          -    foreign government regulation;

          - reduced protection of intellectual property rights in some countries where we do business;

          - longer receivable collection periods and greater difficulty in accounts receivable collection;

          - unexpected changes in, or imposition of, regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

          -    potentially adverse tax consequences;

          - the burdens of complying with a variety of foreign laws and staffing and managing foreign operations;

          - general geopolitical risks, such as political and economic instability, hostilities with neighboring countries and changes in diplomatic and trade relationships; and

          - possible recessionary environments in economies outside the United States.

PRODUCT DEFECTS CAN BE EXPENSIVE TO FIX AND CAN CAUSE US TO LOSE CUSTOMERS

     As a result of their complexity, software products may contain undetected errors or compatibility issues, particularly when first introduced or as new versions are released. Despite testing by us and testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The occurrence of errors could result in loss of or delay in market acceptance of our products. The increasing use of our products for applications in systems that interact directly with the general public, particularly applications in transportation, medical systems and other markets where the failure of the embedded system could cause substantial property damage or personal injury, could expose us to significant product liability claims. In addition, our products are used for applications in business systems where the failure of the embedded system could be linked to substantial economic loss.
Our license and other agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. It is likely, however, that the limitation of liability provisions contained in our agreements are not effective in all circumstances and in all jurisdictions. We may not have adequate insurance against product liability risks and renewal of our insurance may not be available to us on commercially reasonable terms. Our errors and omissions insurance may not be adequate to cover claims. A product liability claim or claim for economic loss brought against us, or a product recall involving our software, could lead to significant unexpected expenses and lost sales.

     Our operations depend on our ability to protect our computer equipment and the information stored in our databases against damage by fire, natural disaster, power loss, telecommunications failure, unauthorized intrusion and other catastrophic events. We believe we have taken prudent measures to reduce the risk of interruption in our operations. However, these measures might not be sufficient.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR SELL OUR PRODUCTS

     Our future performance depends to a significant degree upon the continued contributions of our key management, product development, sales, marketing and operations personnel. We do not have agreements with any of our key personnel that require them to work for us for a specific term, and we do not maintain any key person life insurance policies. In addition, we believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing and operations personnel, many of whom are in great demand. Competition for qualified personnel is intense in the San Francisco Bay area, where our United States operations are headquartered, and we may not be able to attract and retain personnel.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM THIRD-PARTY CHALLENGES MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION

     We depend on our proprietary technology. Despite our efforts to protect our proprietary rights, it may be possible for unauthorized third parties to copy our products or to reverse engineer or obtain and use information that we regard as proprietary. Our competitors could independently develop technologies that are substantially equivalent or superior to our technologies. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in foreign countries. The status of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WHICH MAY RESULT IN LAWSUITS AND PREVENT US FROM SELLING OUR PRODUCTS

     As the number of patents, copyrights, trademarks and other intellectual property rights in our industry increases, products based on our technology may increasingly become the subject of infringement claims. Third parties could assert infringement claims against us in the future. Infringement claims with or without merit could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, might not be available on terms acceptable to us. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims, whether or not the litigation is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. In the event of an adverse ruling in any litigation, we may be required to pay


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substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. Our failure to develop or license a substitute technology could prevent us from selling our products.

THE SELLING SHAREHOLDERS HAVE RIGHTS UNDER THEIR WARRANTS TO PURCHASE SIGNIFICANT NUMBERS OF ADSs AT LOW OR NOMINAL PRICES, AND TO RECEIVE PAYMENTS FROM US UPON THE OCCURRENCE OF SPECIFIED EVENTS WHICH, IF TRIGGERED, WOULD DILUTE THE OWNERSHIP INTERESTS OF EXISTING SHAREHOLDERS AND COULD CAUSE DELISTING OF OUR SHARES.

     The selling shareholders, who hold a total of 1,063,515 ADSs and warrants to purchase an additional 319,054 ADSs, also have rights under their warrants to purchase additional ADSs if our share price on the Nasdaq National Market falls below specified levels. In some of these circumstances, the purchase price the selling shareholders will pay per ADS is the par value, or L0.20 per ADS, which is a nominal amount. If we issue additional ADSs under these obligations, the ownership interest of existing shareholders will be substantially diluted. In addition, the net proceeds we received from the sale of the ADSs and the warrants to the selling shareholders are initially classified outside of shareholders' equity in our financial statements. As a result, at December 31, 1999, we did not comply with the Nasdaq listing maintenance requirements. Upon specified events in the future, including effectiveness of the registration statement of which this prospectus is a part, all or some of the net proceeds can be reclassified within shareholders' equity. If we are unable to record the net proceeds as shareholders' equity or if we fail to adhere to the Nasdaq listing maintenance requirements, we could be delisted by Nasdaq.

      In 1999, Nasdaq released its guidance on 'future priced securities' and the necessity of the issuer to comply with Nasdaq's listing maintenance requirements in issuing these securities. We believe that the issuance of our warrants and additional warrants does not violate these criteria, and that we comply with Nasdaq's listing maintenance criteria. However, if Nasdaq were to determine that the issuance of warrants and additional warrants violates the Nasdaq listing maintenance requirements, or if we were otherwise unable to continue to meet Nasdaq's listing maintenance requirements, Nasdaq may delist us. Delisting could have a material adverse effect on the price of our common stock and on the levels of liquidity currently available to our shareholders. We may not be able to satisfy these requirements on an on-going basis.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR SHARE PRICE VOLATILITY

     The prices for our ADSs have fluctuated widely in the past. During the 12 months ended March 28, 2000, the closing price of a share of our common stock ranged from a high of $27.50 to a low of $4.00. Under the rules of The Nasdaq Stock Market, our stock price must remain above $1.00 per share for continued quotation of our shares on the Nasdaq National Market. Stock price volatility has had a substantial effect on the market prices of securities issued by us and other high technology companies, often for reasons unrelated to the operating performance of the specific companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company. We may in the future be the target of similar litigation. Regardless of the outcome, securities litigation may result in substantial costs and divert management attention and resources.

IT MAY BE DIFFICULT TO ENFORCE JUDGMENTS AGAINST US IN U.S. COURTS

     Insignia is incorporated under the laws of England and Wales. One of our executive officers and one of our directors reside in England. One of our directors resides in France. All or a substantial portion of the assets of these persons, and a significant portion of our assets, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them or against us, in United States courts, judgments obtained in United States courts predicated upon the civil liability provisions of United States securities laws. There is doubt as to the enforceability outside of the United States, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon United States securities laws. In addition, the rights of holders of our shares and, therefore, of the ADS holders, are governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical United States corporations.


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

                    CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

     This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding Insignia's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Insignia will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in "Risk Factors," above. Additional information about factors that could affect our future results and events is included in our reports filed with the SEC and incorporated by reference in this prospectus.


                                  USE OF PROCEEDS

     Insignia will not receive any of the proceeds from the sale of shares by the selling shareholders.


                     PRIVATE PLACEMENT TO SELLING SHAREHOLDERS

     On December 9 and 10, 1999, the selling shareholders purchased from us a total of 1,063,515 ADSs at a price of $4.23 per ADS. Along with the ADSs, we also issued to the selling shareholders ADSs purchase warrants that entitle the selling shareholders to purchase a total of 319,054 ADSs at an exercise price of $5.29 per ADS. As described below, the exercise price and the number of ADSs issuable under the warrants are subject to various adjustments. In addition, we issued to the selling shareholders additional warrants that entitle the selling shareholders to purchase ADSs at par value at designated adjustment dates in the future.

THE WARRANTS

     The selling shareholders received warrants to purchase three ADSs for every 10 ADSs they purchased. The exercise price of the warrants was set at 125% of the original per ADS purchase price. That calculates to an exercise price of $5.29, based on a $4.23 per ADS purchase price.

     The warrants contain standard weighted average anti-dilution provisions designed to protect the selling shareholders if we sell or are deemed to sell any ADSs or ordinary shares at below market price during the term of the warrant, which ends on December 9, 2004.

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

     In addition, under the warrants, if at least $4.75 million of the $6.25 million in funds that are currently held in escrow by Citrix Systems, Inc. are not released to us by July 10, 2000, the exercise price of the warrants will be adjusted to the market price on that date, if that market price is lower than $5.29. We received $1 million of this amount in February 2000. The escrow was established in January 1998 under the agreements relating to the purchase by Citrix of our NTRIGUE product line. Originally, $8.75 million was deposited into the escrow as security for our indemnification obligations. In August 1999, Citrix released $2.5 million of the escrow funds to Insignia and made a claim estimated at a maximum amount of the remainder of the funds, which was $6.25 million. The claim is based on an action that Citrix filed against GraphOn Corporation in November 1998. The action seeks a declaratory judgment that Citrix does not infringe any GraphOn rights and has not misappropriated any GraphOn trade secrets. Citrix filed this action in response to and to resolve unsubstantiated assertions first made to us, which we disclosed to Citrix, that we used GraphOn confidential information to develop products, including the product line that we sold to Citrix in February 1998. GraphOn did not file an action against either Insignia or Citrix relating to its assertions. Insignia has filed an action against Citrix for release of the escrow funds.

THE ADDITIONAL WARRANTS

     The additional warrants entitle the selling shareholders to purchase ADSs at par value if the average of the closing bid price of the ADSs over ten days before an adjustment date is less than $4.23. The adjustment dates are:

          - the effective date of the registration statement of which this prospectus is a part

          -    4 months after the effective date of the registration statement

          -    8 months after the effective date of the registration statement

If we complete an underwritten public offering with net proceeds to us of at least $25 million and a per ADS price of at least $7.02 before either 4 months or 8 months after the effective date of the registration statement, then the right to the related adjustment date terminates. If the registration statement is not effective by May 10, 2000, then the first adjustment date will be May 10, 2000 and there will be an adjustment date each month after that until the registration statement is effective, at which time the schedule above will apply. In addition, if at least $4.75 million of the funds that are currently held in escrow by Citrix Systems, Inc. are not released to us by March 10, 2000, the selling shareholders will have an adjustment date on that date and each month after that, until the earlier of the date the funds are released from the escrow or December 10, 2000.

     On any adjustment date the selling shareholders will be entitled to purchase additional ADSs at par value. The number of ADSs issuable to the selling shareholders following an adjustment date is determined under a formula. The following table illustrates the number of ADSs issuable upon exercise of the additional warrants and the percentage ownership that each represents assuming

          - the average price is 100%, 75%, 50%, 29.136% and 25% of the $4.23 price determined when the warrants were issued;

          - the number of ordinary shares outstanding is the number outstanding on February 9, 2000, which is 14,063,206;

          - there was no adjustment of the number of ADSs issuable upon exercise of the warrants; and

          -    the exchange rate remains at $1.60 per UK pound sterling.

                                                                       ADSs ISSUED AS A PERCENTAGE
                                                                         OF TOTAL ORDINARY SHARES
               PERCENT OF BID PRICE          ADSs ISSUABLE               IN ISSUE AFTER ISSUANCE
               --------------------          -------------             ---------------------------
                 100%    ($4.23)                        0                            0
                  75%    ($3.1725)                394,274                         2.73%
                  50%    ($2.1115)              1,253,111                         8.18
              29.136%    ($1.232)               3,493,852                        19.90
                  25%    ($1.0575)              4,574,917                        24.55

     The exercise of the additional warrants and sale of the ADSs into the public market could cause the market price of the ADSs to decline. Once the registration statement of which this prospectus is a part is declared effective, the ADSs covered by this prospectus will be eligible for immediate resale into the public market. The presence of these additional ADSs in the public market may depress the share price.

     Further, the warrants could result in substantial dilution to our shareholders. If the average bid price of the ADSs before an adjustment date is less than $4.23, as described above, the additional warrants are exercisable for a varying number of ADSs based on the bid price. The number of ADSs that may ultimately be issued upon exercise of the additional warrants is indeterminable, but will increase as the price of the ADSs drops. This would, in turn, place additional downward pressure on the price of our ADSs.

     Limitations in the transaction agreements preclude the selling shareholders from achieving these levels of beneficial ownership. The restrictions on the levels of beneficial ownership in these documents do not, however, restrict the selling shareholders from exercising the warrants or additional warrants up to those limitations, selling ADSs to decrease their level of beneficial ownership, and exercising the warrants to receive additional ADSs. This could result in additional dilution to the holders of ADSs and a potential decrease to the price of the ADSs.

     Any significant downward pressure on the price of our ADSs as a result of the exercise of the warrants or additional warrants and the sale of material amounts of our ADSs could encourage short sales of our ADSs. Short sales could place further downward pressure on the price of our ADSs.


     Under a registration rights agreement reached between the selling shareholders and Insignia in connection with the private placement, we are obligated to register all the ADSs issued to the selling shareholders in the private placement and the ADSs issuable to the selling shareholders upon full exercise of the warrants and the additional warrants. However, the securities purchase agreement, the warrants and the additional warrants contain the restriction that we may not issue and a selling shareholder may not purchase, and the warrants and additional warrants may not be exercised for, any ADSs if that would cause the selling shareholder to beneficially own more than 9.9% of the total ordinary shares in issue as determined in accordance with section 13(d) of the Securities Exchange Act of 1934. Under the additional warrants, to the extent a selling shareholder is prohibited from exercising the additional warrant as a result of the 9.9% restriction, the selling shareholder may, at its option and in addition to its other rights under the securities purchase agreement and the warrant, retain the warrant or demand payment, in cash, from us in an amount equal to the Black-Scholes amount times the number of ADSs for which the additional warrant was exercisable, without regard to any limits on exercise.

                                 SELLING SHAREHOLDERS

     The ADSs covered by this prospectus consist of ADSs currently held and ADSs issuable upon exercise of warrants and additional warrants.

     The number of ADSs that may actually be sold by each selling shareholder will be determined by the selling shareholder. Because each selling shareholder may sell all, some or none of the ADSs that it holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of ADSs that will be held by the selling shareholders at the termination of the offering.

     The following table presents information regarding the selling shareholders. The information is based on the price as of the date of this prospectus of $4.23 per ADS warrant exercise price. The actual number of ADSs issuable upon exercise of the warrants and additional warrants is subject to adjustment and could be materially less or more than the amount shown as shares being offered in the table below, depending upon whether the anti-dilution and/or adjustment provision of the warrants and the additional warrants applies.

     The ADSs included in the table below represent the ADSs beneficially owned by each selling shareholder as of the date of this prospectus plus a good faith estimate of the number of ADSs that will become issuable upon exercise of the warrants and the additional warrants. Under the registration rights agreement, we are required to register for resale all of the ADSs issued to the selling shareholders in the private placement and the ADSs issuable to the selling shareholders upon full exercise of the warrants and the additional warrants. There is no limit on this number of ADSs.

     If the warrants and additional warrants were exercised in full at the exercise price of $4.23, only 1,382,569 ADSs would be issued and available for resale under this prospectus.

     Under their terms, the warrants and the additional warrants are exercisable by any shareholder only to the extent that the number of ordinary shares and ADSs issuable, together with the number of ordinary shares and ADSs beneficially owned by the holder, would not be more than 9.9% of the total ordinary shares in issue. This beneficial ownership is determined under section 13(d) of the Securities Exchange Act of 1934.

     The percentages shown in the table are based upon 14,063,206 ordinary shares in issue as of February 9, 2000. The numbers shown in the column "Shares Being Offered" include additional ADSs that may be issuable to the selling shareholders upon exercise of the warrants and additional warrants.

     At our election, but subject to specific conditions, the warrants and additional warrants are not exercisable for ADSs if, upon exercise, the number of ADSs to be received would be more than 20% of the total number of ordinary shares in issue.

     The selling shareholders have advised us that they are the beneficial owners of the shares being offered. Castle Creek Technology Partners LLC acquired its securities in the ordinary course of its business and at the time of the purchase of the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

                                                    Shares Beneficially                      Shares Beneficially
                                                   Owned Before Offering                    Owned After Offering
                                                   ---------------------    Shares Being     --------------------
Name                                               Number        Percent     Offered(2)     Number      Percent
----                                               ------        -------     ----------     ------      -------
Castle Creek Technology Partners LLC              1,075,333 (1)    7.5%       2,150,666          --          --

Robert Waley-Cohen                                  173,379 (3)    1.2%         153,618        96,570          *

Richard Zehner                                      490,318 (4)    3.5%         153,618       413,509       2.9%

Vincent Pino                                        108,559 (5)      *          153,618        31,750          *

Avalon Panama S.A.                                   76,809 (3)     --          153,618          --          --

---------------

*    Less than 1%

(1) Includes 248,154 shares that are subject to a warrant that is exercisable in full. Castle Creek Partners LLC is the investment manager for Castle Creek Technology Partners LLC, and consequently may be deemed to have voting control and investment discretion over the securities held by Castle Creek Technology Partners LLC. Castle Creek Partners LLC disclaims beneficial ownership of all securities owned by Castle Creek Technology Partners LLC. Daniel Asher and John Ziegelman, members of Castle Creek Partners LLC, may be deemed as a result thereof to be the beneficial owners of the securities held by Castle Creek Technology Partners LLC. Messrs. Asher and Ziegelman disclaim such beneficial ownership. The address of Castle Creek Partners LLC, Castle Creek Technology Partners LLC and Messrs. Asher and Ziegelman is 77 West
     Wacker Drive, Suite 4040, Chicago, Illinois 60601.


(2) The number of ordinary shares that will ultimately be issued upon exercise of the warrants and additional warrants held by the selling shareholders depends upon the application of the anti-dilution and adjustment provisions described under the heading "Private Placement to Selling Shareholders" on page 8. By their terms, the warrants and the additional warrants cannot be exercised at any time to the extent that exercise would result in any selling shareholder having beneficial ownership of more than 9.9% of the total number of ordinary shares in issue at the time of exercise. For example, while Castle Creek Technology Partners LLC may exercise the warrant and additional warrant for and sell 2,150,666 or more ordinary shares over the life of the warrant and the additional warrant, it may not currently exercise the warrant or the additional warrant to the extent that it would at the time of exercise beneficially own more than 1,542,642 ordinary shares, based upon 14,039,602 ordinary shares in issue as of the date of this prospectus, and assuming that at the time of exercise, it does not beneficially own any other shares. If the total number of ordinary shares in issue increases, including as a result of issuance of ordinary shares upon exercise of the warrants, then the number of shares that a selling shareholder can own at any one time would also increase.

(3) Includes 17,725 shares that are subject to a warrant that is exercisable in full. Royal & Sun Alliance Trust (Channel Islands) Ltd. exercises voting control over these shares.

(4) Includes 17,725 shares that are subject to a warrant that is exercisable in full. Also includes 104,200 shares held by trusts for the benefit of Mr. Zehner's children, as to which Mr. Zehner disclaims beneficial ownership.

(5) Includes 17,725 shares that are subject to a warrant that is exercisable in full and 8,750 shares subject to options that are exercisable in full on or before March 1, 2000. Mr. Pino is a director of Insignia.

                                 PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders.
The selling shareholders acquired their shares and warrants from Insignia on December 9 and 10, 1999. This prospectus covers the shares they purchased on December 9 and 10, 1999 and the shares that we issue if and when they exercise the warrants. The selling shareholders are bound by a registration rights agreement with us. To our knowledge, the selling shareholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the shares covered by this prospectus.

     The selling shareholders may offer and sell shares from time to time. In addition, a selling shareholder's donees, pledgees, transferees and other successors in interest may sell shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will act independently of Insignia in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following:

     - a block trade in which the broker-dealer engaged by a selling shareholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     The selling shareholders have advised Insignia that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out these short positions. At February 17, 2000, an affiliate of one selling shareholder has a short position in shares. The selling shareholder has confirmed to us that none of the shares covered by this prospectus will be used to cover any portion of this short position. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or financial institution of the shares, which the broker-dealer or financial institution may resell or otherwise transfer under this prospectus. The selling shareholders may also loan or pledge the shares to a broker-dealer or other financial institution and the broker-dealer or financial institution may sell the shares so loaned or, upon a default, the broker-dealer may sell the pledged shares under this prospectus. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus.

     Transactions under this prospectus may or may not involve brokers or dealers. The selling shareholders may sell shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

     The selling shareholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of shares covered by this prospectus. Any commission, discount or concession received by a broker-dealer and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be underwriters within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

     Insignia has informed the selling shareholders that the anti-manipulation rules under the Exchange Act apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders have advised Insignia that during the time they may be engaged in the attempt to sell registered shares, they will:

     - not engage in any stabilization activity in connection with any of Insignia's securities;

     - not bid for or purchase any of Insignia's securities or any rights to acquire Insignia's securities, or attempt to induce any person to purchase any of Insignia's securities or rights to acquire Insignia's securities, other than, in each case, as permitted under the Exchange Act; and

     - not sell or distribute the shares until after the prospectus has been appropriately amended or supplemented, if required, to set forth the terms of sale or distribution.

     Insignia has the ability to suspend the use of this prospectus twice in any 12 month period for a total of 15 business days if, in the good faith judgment of the Insignia board of directors, it would be seriously detrimental to Insignia and its shareholders for resales of shares to be made.

     This offering will terminate on the earlier of:

     - the date on which all shares held by all selling shareholders can be sold in a three-month period under Rule 144 or otherwise; or

     - the date on which all shares offered have been sold by the selling shareholders.

     Insignia has agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling shareholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling shareholder.

     Insignia and the selling shareholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

     Upon the occurrence of any of the following events, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act to include additional disclosure before offers and sales of the securities in question are made:

     - to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, such price would be set forth in the prospectus,

     - if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, such arrangements would be described in the prospectus,

     - if the selling shareholders sell to a broker-dealer acting in the capacity as an underwriter, such broker-dealer will be identified in the prospectus

     - if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus; and

     - if a selling shareholder notifies Insignia that a donee or pledgee intends to sell more than 500 shares.

                                   LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for Insignia by Macfarlanes, London.

                                      EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    DOCUMENTS INCORPORATED BY REFERENCE IN THIS
                                     PROSPECTUS

     The SEC allows Insignia to "incorporate by reference" the information that Insignia files with the SEC. This means that Insignia can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information Insignia files with the SEC will update and supersede this information. Insignia incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

     -    Annual report on Form 10-K for the year ended December 31, 1999.

     - The description of Insignia's ordinary shares contained in Insignia's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

     SOME OF THE INFORMATION ABOUT INSIGNIA THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT INSIGNIA FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, INSIGNIA SOLUTIONS PLC, 41300 CHRISTY STREET, FREMONT, CALIFORNIA 94538 (TELEPHONE NUMBER (510) 360-3700). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Insignia files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Insignia after the date of this prospectus.

                        WHERE YOU CAN FIND MORE INFORMATION

     The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this proxy statement prospectus, to any person, without charge, upon written or oral request.

     Requests for documents should be directed to Investor Relations, Insignia Solutions plc, 41300 Christy Street, Fremont, California 94538 (telephone number
(510) 360-3700).

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

 Judiciary Plaza           Citicorp Center           Seven World Trade Center
 Room 1024                 5000 West Madison Street  13th Floor
 450 Fifth Street, N.W.    Suite 1400                New York, New York  10048
 Washington, D.C. 20549    Chicago, Illinois  60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC Website is http://www.sec.gov.

     Insignia has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling shareholders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED HEREIN BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.